UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

Under the Securities Exchange Act of 1934

(Amendment No. 11)*

Noah Holdings Limited
(Name of Issuer)

Ordinary Shares, Par Value US$0.0005 Per Share
(Title of Class of Securities)

65487X102 [1]
(CUSIP Number)

December 31, 2022
(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

[1]	This CUSIP number applies to the Issuer’s American depositary shares. Two American depositary shares represent one ordinary share.

CUSIP No. 65487X102	13G	Page 1 of 4

1	NAMES OF REPORTING PERSON Chia-Yue Chang
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of China (Taiwan)

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 2,064,501 ordinary shares (See Item 4)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 2,064,501 ordinary shares (See Item 4)
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,064,501 ordinary shares (See Item 4)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
6.5%

12	TYPE OF REPORTING PERSON
IN

CUSIP No. 65487X102	13G	Page 2 of 4

1	NAMES OF REPORTING PERSON Jia Investment Co., Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 2,064,501 ordinary shares (See Item 4)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 2,064,501 ordinary shares (See Item 4)
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,064,501 ordinary shares (See Item 4)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
6.5%

12	TYPE OF REPORTING PERSON
CO

CUSIP No. 65487X102	13G	Page 3 of 4

Item 1(a).	NAME OF ISSUER

Noah Holdings Limited

Item 1(b).	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES

Building 2, Changyang Valley, 1687 Changyang Road, Shanghai 200090, People’s Republic of China

Item 2(a).	NAME OF PERSON FILING

Chia-Yue Chang

Jia Investment Co., Ltd.

Item 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE

For Chia-Yue Chang:

Building 2, Changyang Valley, 1687 Changyang Road, Shanghai 200090, People’s Republic of China
For Jia Investment Co., Ltd.:

Coastal Building, Wickhams Cay II, P.O. Box 2221, Road Town, Tortola, British Virgin Islands

Item 2(c).	CITIZENSHIP

Ms. Chia-Yue Chang is a citizen of Republic of China (Taiwan).

Jia Investment Co., Ltd. is a British Virgin Islands company.

Item 2(d).	TITLE OF CLASS OF SECURITIES

Ordinary shares, par value US$0.0005 per share

Item 2(e).	CUSIP No.

65487X102.

This CUSIP number applies to the issuer’s American depositary shares (“ADSs”); Two ADSs represent one ordinary share.

Item 3.	IF THIS STATEMENT IS FILED PURSUANT TO §§ 240.13D-1(B), OR 240.13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

Not applicable.

Item 4.	OWNERSHIP

The information required by Items 4(a) - (c) is set forth in Rows 5-11 of the cover page hereto and is incorporated herein by reference.

As of December 31, 2022, Jia Investment Co., Ltd. is the record owner of 2,000,000 ordinary shares of the Issuer, Jia Investment Co., Ltd. also owns 25,150 ordinary shares in the form of ADS and has the right to acquire 38,351 ordinary shares upon exercise of options under the share incentive plan of the issuer, and Jia Investment Co., Ltd. also holds 1,000 ordinary shares in the form of ADS purchased from secondary market.

Jia Investment Co., Ltd. is wholly owned and controlled by Ms. Chia-Yue Chang. Pursuant to Section 13(d) of the Securities Exchange Act of 1934, Ms. Chia-Yue Chang may be deemed to beneficially own all of the shares held by Jia Investment Co., Ltd.

CUSIP No. 65487X102	13G	Page 4 of 4

Item 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

Not applicable.

Item 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

Not applicable.

Item 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON

Not applicable.

Item 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

Not applicable.

Item 9.	NOTICE OF DISSOLUTION OF GROUP

Not applicable.

Item 10.	CERTIFICATION

Not applicable.

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATED: February 14, 2023

JIA INVESTMENT CO., LTD.

By:	/s/ Chia-Yue Chang
Name:	Chia-Yue Chang
Title:	Director

CHIA-YUE CHANG

By:	/s/ Chia-Yue Chang
Name:	Chia-Yue Chang

Exhibit No.	Description

99.1*	Joint Filing Agreement, dated February 13, 2012, by and between Jia Investment Co., Ltd. and Chia-Yue Chang

* previously filed